EXHIBIT 12.1

1st United Bancorp

Ratio of Earnings to Fixed Charges

	Years ended December 31,
	2013		2012		2011		2010		2009
Earnings available for fixed charges
Income before income taxes	$10,963		$7,536		$5,954		$2,613		$4,847
Add:
Fixed charges	3,891		5,414		6,457		7,846		8,576
Deduct:
Dividends on preferred stock	―		―		―		―		1,241
Total earnings available for fixed charges	$14,854		$12,950		$12,411		$10,459		$12,182
Fixed charges:
Total interest expense	$3,790		$5,313		$6,349		$7,745		$7,246
Interest portion of rent expense	101		101		108		101		89
Dividends on preferred stock	―		―		―		―		1,241
Total fixed charges	$3,891		$5,414		$6,457		$7,846		$8,576
Earnings to fixed charges	3.82%	X	2.39%	X	1.92%	X	1.33%	X	1.42%	X